Exhibit 99.1

                    STRATUS PROPERTIES ADOPTS
                   NEW STOCKHOLDER RIGHTS PLAN

AUSTIN, TX, May 21, 2002 - Stratus Properties Inc. (NASDAQ:STRS) announced today that its Board of Directors has adopted a new stockholder rights plan (effective May 29, 2002) to replace the existing stockholder rights plan, which expires May 28, 2002.

     Like the previous plan, the new stockholder rights plan is designed to enable all Stratus stockholders to realize the full value of their investment and to provide for fair and equal treatment for stockholders in the event of an unsolicited attempt to acquire Stratus. The new plan does not prohibit the Board from considering any offer that it considers advantageous to its stockholders. Stratus has no knowledge of any unsolicited attempt to acquire Stratus.

     Under the new plan, one right will be distributed as a dividend to stockholders of record on May 29, 2002 for each share of Stratus common stock held. Subject to certain conditions, the rights will be exercisable if a person acquires or announces the intent to acquire 20 percent or more of Stratus' common stock.

     If exercisable, each right would give the holder, other than the acquirer, the ability to purchase an additional share of Stratus common stock from the company at 50 percent of the market price. The effect would be to discourage acquisition of 20 percent or more of Stratus' common stock without negotiating with the Board of Directors.

     The new rights will expire on May 29, 2012, unless redeemed or exchanged at an earlier date. The rights will initially trade with shares of Stratus' common stock and will have no impact on the way in which Stratus' shares are traded. There are currently no separate certificates and there is no market for the rights.

     Stratus is a diversified real estate company engaged in the development, marketing and management of real estate in the Austin, Houston, and San Antonio, Texas areas. A copy of this press release and additional information about Stratus are available on our web site stratusproperties.com. Additional information about our new rights plan also will soon be available on our web site.